Appendix G

EXECUTION VERSION

EMPLOYMENT AGREEMENT

        This Employment Agreement dated as of November 28, 2006, between National Home Health Care Corp., a Delaware corporation having an address at 700 White Plains Road, Scarsdale, New York 10583 (the “Company”), and Robert P. Heller, an individual having an address at 700 White Plains Road, Scarsdale, New York 10583 (“Employee”).

W I T N E S S E T H :

        WHEREAS, the Company desires that Employee continue to be employed by it and continue to render services to it, and Employee is willing to continue to be so employed and to continue to render such services to the Company, all upon the terms and subject to the conditions contained herein.

        NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

        1.       Employment. Subject to and upon the terms and conditions contained in this Agreement, the Company hereby agrees to continue to employ Employee and Employee agrees to continue in the employ of the Company, for the period set forth in Paragraph 2 hereof, to render the services to the Company, its affiliates and/or subsidiaries described in Paragraph 3 hereof. This Agreement is not effective until and is contingent upon the “effective time” (the “Effective Date”) of the merger pursuant to that certain agreement among the Company, AG Home Health Acquisition Corp., and AG Home Health LLC(the “Merger Agreement”).

        2.       Term. Employee’s term of employment under this Agreement shall commence on the Effective Date and shall continue for a period through and including the fifth anniversary of the Effective Date (the “Employment Term”) unless extended in writing by both parties or earlier terminated pursuant to the terms and conditions set forth herein.

        3.       Duties. (a) Employee shall be employed as the Company’s Executive Vice President of Finance, Chief Financial Officer and Treasurer. It is agreed that Employee shall perform his services, subject to required business travel, in the Company’s Scarsdale, New York facilities or within 10 miles of such facility, or any other facilities mutually agreeable to the parties. If the Company undergoes a Change in Control (as defined in Paragraph 11 hereof) or other significant corporate transaction (collectively a “Corporate Transaction”), then a change in the title of the Employee shall not be a breach of this Agreement, so long as following such Corporate Transaction the Employee remains the principal financial officer of the division or other entity which comprises essentially the same operations as were conducted by the Company prior to such Corporate Transaction. Except as set forth above, the rights and duties of Employee shall not in any way be curtailed by the Company without his consent nor shall he be deprived of the dignity ordinarily associated with his offices.

                 (b)        Employee agrees to abide by all By-laws and applicable policies of the Company promulgated from time to time by the Board of Directors of the Company (the “Board”), including without limitation the Business Policies of the Company annexed hereto as Annex A.

        4.       Exclusive Services and Best Efforts. Employee shall devote all of his working time, attention, best efforts and ability during regular business hours exclusively to the service of the Company, its affiliates and subsidiaries during the term of this Agreement.

        5.       Compensation. As compensation for his services and covenants hereunder, the Company shall pay Employee the following:

                 (a)       Base Salary. The Company shall pay Employee a minimum base salary (“Salary”) of $255,000 per year plus the CPI Increase described below. The Salary shall be subject to review and adjustment on an annual basis provided, however, that in no event shall Employee’s Salary be adjusted below the Salary designated herein. The Salary for Employee shall be increased annually by a percentage increase in the Consumer Price Index (the “CPI Increase”); the first such increase shall be effective retroactively as of August 1, 2006whereupon the salary for Employee in effect on that date shall be increased as of that date by a percentage equal to the percentage increase in the Consumer Price Index from January 1, 2006 to December 31, 2006. Employee shall receive a lump sum payment equal to the CPI Increase appropriately prorated for the period from August 1 until the date coinciding with the end of the payroll period in which such lump sum payment is made, and such lump sum payment shall be paid to Employee on or prior to March 15, 2007. Each payroll period after such lump sum payment is made shall reflect Employee’s Salary, as augmented by the CPI Increase. During the Employment Term, Employee shall also be given CPI Increases (based on his then current Salary) as of each August 1 that occurs after August 1, 2006 with respect to the percentage increase in the Consumer Price Index for the 12-month period beginning on the immediately preceding January 1. Notwithstanding the foregoing, if Employee has already received the above described lump sum payment from the Company for the period beginning August 1, 2006, then such lump sum payment shall not be paid to Employee in 2007; however, Employee’s Salary for payroll periods after the Effective Date shall reflect the CPI Increase. As used in this Paragraph 5(a), Consumer Price Index shall mean the Consumer Price Index for Urban Wage Earners and Clerical Workers prepared by the Bureau of Labor Statistics of the U.S. Department of Labor, or, if that index is not then being published, the most nearly comparable successor index that the parties may agree upon or, if they fail to agree, an index designated by Company’s independent registered public accounting firm. If a successor index is used, the Company’s independent registered public accounting firm shall make such adjustments to the index as may be appropriate to carry out the intention of this paragraph and their determination shall be final and binding on the parties.

                 (b)       Bonus Compensation.

                              (i)        The Company shall pay Employee a bonus equal to one percent of the amount by which the income from operations for the fiscal period from August 1, 2006 to the Effective Date (determined in accordance with United States generally accepted accounting principles consistently applied) exceeds the product of $5,000,000 multiplied by the number of days between August 1, 2006 and the Effective Date and divided by Three Hundred Sixty-Five (365). The foregoing bonus shall be paid by the Company within thirty (30) days after the Effective Date.

                              (ii)        The Employee shall also receive annual bonus compensation (“Bonus Compensation”) equal to one percent of the amount by which the “EBITDA of the Company” (as such term is defined in the Merger Agreement) exceeds (i) (x) $8,176,500, if the EBITDA of the Company for the EBITDA Period (as such term is defined in the Merger Agreement) as determined in accordance with the Merger Agreement is equal to or greater than $7,900,000 but less than $8,150,000, or (y) $8,435,200, if the EBITDA of the Company for the EBITDA Period as determined in accordance with the Merger Agreement is equal to or greater than $8,150,000 (as applicable, the “Base Year Amount”) in the twelve month period, which commences on the first day of the calendar quarter in which occurs the Effective Date (the “Base Year”) or (ii) Base Year Amount plus a compound annual growth rate of 3.5% for each subsequent twelve month period (each such period commencing with the calendar quarter in which an anniversary of the Effective Date occurs) in the Employment Term. The foregoing Bonus Compensation shall be paid by the Company within thirty (30) days after completion of the audited financial results of the Company for the applicable fiscal year, but in no event later than 2 and 1/2 months after the end of the fiscal year for which the bonus relates. Notwithstanding the foregoing, in the event of a Corporate Transaction, the Board shall equitably and in good faith adjust the above bonus targets to appropriately account for such event.

                 (c)        LLC Interest. As soon as practical following the Effective Date, the Company shall grant to Employee an interest in AG Home Health LLC, which shall be treated for federal income tax purposes as a profits only interest and shall represent an interest in 3.0% of the future profits of the Company (the “Profits Interest”). Such Profits Interest means the right to share in any cash or property distributions made by AG Home Health LLC, after the return of the Contributed Capital to, and the payment of a preferred return of 5.0% per annum on the Contributed Capital of, Angelo Gordon & Company, LP and/or its affiliates, and Eureka Capital Partners, LLC and/or its affiliates. The vesting of the Profits Interest shall be in accordance with the schedule attached hereto as Schedule A. For illustrative purposes, attached hereto as Schedule B is a description of the payments of the preferred return and the distributions of Contributed Capital and Profits Interest to be made by AG Home Health LLC. “Contributed Capital” shall mean the contributed cash capital of Angelo Gordon & Company, LP and/or its affiliates, and Eureka Capital Partners, LLC and/or its affiliates, and credits for any expenses related to the transactions contemplated by the Merger Agreement paid prior to the Effective Date by Angelo Gordon & Company, LP and/or its affiliates, or Eureka Capital Partners, LLC and/or its affiliates.

        6.       Business Expenses. Employee shall be reimbursed for, and entitled to advances (subject to repayment to the Company if not actually incurred by Employee) with respect to, those business expenses incurred by him which are reasonable and necessary for Employee to perform his duties under this Agreement in accordance with policies established from time to time by the Company.

        7.       Employee Benefits. (a) During the Employment Term, Employee shall be entitled to such insurance, disability, health and dental and medical benefits and be entitled to participate in such retirement plans or programs pursuant to the policies of the Company, as are, in the aggregate, no less beneficial to the Employee than the benefits to which the Employee is currently entitled; providedthat Employee shall be required to comply with the conditions attendant to coverage by such plans and shall comply with and be entitled to benefits only in accordance with the terms and conditions of such plans. The Company shall cause its non-qualified deferred compensation plan (the “Deferred Compensation Plan”) to distribute to Employee all sums credited to Employee’s account in such Plan no later than fifteen (15) days after the Effective Date. In addition, the Company shall credit Employee’s account in its Deferred Compensation Plan with $12,000 no later than October 31st of each year during the Employment Term beginning on the November 1st following the Effective Date, provided that the Employee is employed by the Company on such October 31st. If Employee’s employment with the Company terminates prior to October 31, 2011 for reasons other than Employee’s death or termination without Cause, as of the date of such termination, Employee’s benefit under the Deferred Compensation Plan and all amounts credited to Employee’s account thereunder (including any earnings thereon) shall be forfeited. Employee shall be entitled to four weeks paid vacation each year during the Employment Term at such times as does not, in the reasonable opinion of the Board of Directors, interfere with Employee’s performance of his duties hereunder, provided that any unused vacation in any given calendar year shall not carry over into a subsequent calendar year. Notwithstanding anything to the contrary contained herein, the Company shall provide Employee with term life insurance in the amount of $545,000 and/or reimburse Employee for premiums paid by him on term life insurance (in an amount up to $545,000, inclusive of insurance maintained by the Company) as is currently in effect. The Company may withhold from any benefits payable to Employee all federal, state, local and other taxes and amounts as shall be permitted or required pursuant to law, rule or regulation. In addition to the foregoing, the Company shall pay to Employee the full amount of Employee’s annual contribution under the Company’s Premium Conversion Plan with respect to the Employee’s health, medical and dental premiums, payable in accordance with the Company’s normal payment practices.

                 (b)        Employee shall be entitled to receive the sum of $550 per month as an automobile allowance provided at the expense of the Company from the Effective Date and during the Employment Term, which allowance shall be exclusive of all expenses related to car-phone, insurance, repairs and maintenance for such automobile, which expenses also shall be the responsibility of the Company. Employee agrees not to lease any automobile covered by such allowance for a term longer than three years. Notwithstanding the foregoing, the Company may, at its option, elect to provide Employee an automobile of the make, model and year mutually agreeable to the Company and Employee, all costs of which associated with insurance, repairs, maintenance and other expenses shall be the responsibility of the Company, in lieu of the above described automobile allowances, all as may be mutually agreed between Employee and the Company. Employee acknowledges that some or all of the foregoing may be deemed compensation to him.

        8.       Death and Disability. (a) The Employment Term shall terminate on the date of Employee’s death, in which event Employee’s Salary, reimbursable expenses and benefits owing to Employee through the date of Employee’s death shall be paid to his estate. Except as may be provided in Paragraph 11 hereof, the Employee’s estate will not be entitled to any other compensation upon termination of this Agreement pursuant to this Paragraph 8(a).

                 (b)        If, during the Employment Term, in the opinion of a duly licensed physician selected by Employee and reasonably acceptable to the Company, Employee, because of physical or mental illness or incapacity, shall become substantially unable to perform the duties and services required of him under this Agreement for a period of six consecutive months the Company may, upon at least twenty (20) days’ prior written notice given at any time after the expiration of such six-month period to Employee of its intention to do so, terminate this Agreement as of such date as may be set forth in the notice. In case of such termination, Employee shall be entitled to receive his Salary, reimbursable expenses and benefits owing to Employee through the date of termination. Except as may be provided in Paragraph 11 hereof, the Employee will not be entitled to any other compensation upon termination of this Agreement pursuant to this Paragraph 8(b).

        9.       Termination for Cause. (a) The Company may terminate the employment of Employee for Cause (as hereinafter defined). Upon such termination, the Company shall be released from any and all further obligations under this Agreement, except that the Company shall be obligated to pay Employee his Salary, reimbursable expenses and benefits owing to Employee through the day on which Employee is terminated. Employee will not be entitled to any other compensation upon termination of this Agreement pursuant to this Paragraph 9(a).

                 (b)        As used herein, the term “Cause” shall mean: (i) the willful failure of Employee to perform his duties pursuant to Paragraph 3 hereof, which failure is not cured by Employee within thirty days following written notice thereof from the Company; (ii) any material breach of the representations or warranties made by Employee herein, which breach is or could reasonably be expected to be materially detrimental to the Company; (iii) except with respect to matters covered by subsections (i) and (ii) of this Section 9(b), any other material breach of this Agreement by Employee which breach is or could reasonably be expected to be materially detrimental to the Company and which breach (to the extent curable) is not cured by Employee within 10 business days following written notice thereof from the Company; (iv) any act, or failure to act, by Employee in bad faith or intentionally to the material detriment of the Company, which act or failure to act (to the extent curable) is not cured by Employee within 10 business days following written notice thereof from the Company; or (v) the commission by Employee of an act involving theft, dishonesty or any other wrongful action or conduct which materially damages the Company, its subsidiaries or affiliates.

        10.     Termination for Non-Performance or for Good Reason or upon a Change in Control.

                 (a)        Notwithstanding anything to the contrary herein, including without limitation Paragraph 2 hereof, the Company may terminate the employment of Employee for Non-Performance (as defined in Paragraph 10(b) hereof) at any time on or after the second anniversary of the Effective Date or the Company may terminate the Employee upon or after a Change in Control (as defined in Paragraph 11) or the Employee may terminate his employment for Good Reason (as provided in Paragraph 12(f) hereof). Upon any such termination, the Company shall be released from any and all further obligations under this Agreement, except that (i) the Company shall be obligated to pay Employee his Salary, reimbursable expenses and benefits owing to Employee through the day on which Employee is terminated, (ii) the Company shall be obligated to continue to pay to the Employee, as severance compensation, his Salary through the expiration of the Employment Term, (iii) the Company shall be obligated to provide COBRA continuation coverage under the Company’s medical plan for the lesser of (x) 18 months or (y) until the expiration of the Employment Term (the “Initial Medical Period”), in

accordance with applicable law at the Company’s sole expense provided that the Employee is not enrolled in another group health plan, (iv) after expiration of the Initial Medical Period and provided that the Employee is not then enrolled in another group health plan, the Company shall be obligated to pay to the Employee a lump sum payment equal to the discounted net present value of the premium cost, if any, of providing COBRA continuation coverage under the Company’s medical plan to the Employee from the expiration of the Initial Medical Period until the expiration of the Employment Term (as of the date of such payment as determined in good faith by the Company) and (v) the Profits Interest shall vest in accordance with Schedule A. Such severance compensation shall be paid in equal monthly installments, with the first such installment commencing on the last day of the month in which Employee’s employment so terminates. In the event of any breach by the Employee of the covenants contained in Paragraph 12 hereof, the Company shall be released from any further obligation to pay the severance compensation specified herein. Except as may be provided in Paragraph 11 hereof, the Employee will not be entitled to any other compensation upon termination of this Agreement under this Paragraph 10.

                 (b)        As used herein, the term “Non-Performance” shall mean the: (i) failure of the Company to achieve an EBITDA of the Company of the Base Year Amount for the Base Year and/or (ii) failure of the Company to achieve a compounded annual growth rate of at least 3.5% in the EBITDA of the Company in each and every subsequent twelve month period (each such period commencing with the calendar quarter in which an anniversary of the Effective Date occurs) during the Employment Term. Notwithstanding the foregoing, in the event of a Corporate Transaction, if the Board determines that the above non-performance targets should be adjusted, then the parties shall equitably and in good faith negotiate the adjustment of the above non-performance targets to appropriately account for such event.

        11.     Additional Payment upon a Change in Control or upon Certain Other Terminations. In addition to any post-termination payments that may be due to employee as set forth in Paragraph 8 or 10, if, during the Employment Term (as may be extended from time to time pursuant to Paragraph 2) (a) the employment of the Employee is terminated: (i) by the Company without “Special Cause” (as defined below), or (ii) by the Company by reason of the Employee’s disability, or (iii) by the death of the Employee, or (iv) by the Employee for Good Reason, or (b) there shall occur a “Change in Control,” then within five (5) business days following such Change in Control, the Company shall pay to the Employee in a lump sum an amount equal to $739,396.00, but in no event shall such severance compensation and all other payments or benefits or accelerations, which constitute “parachute payments” as defined in Section 280(G) of the Internal Revenue Code of 1986, as amended and the regulations thereunder (whether received under this Agreement or otherwise) exceed the amount which is deductible by the Company in accordance with Section 280(G) of the Internal Revenue Code of 1986, as amended. Such severance compensation shall constitute the sole amounts payable to the Employee upon such termination, except for any unpaid salary, reimbursement expenses and benefits owing to Employee through the date of termination and except for amounts deferred under the Deferred Compensation Plan. Subject to Paragraph 10(a) above, the Company hereby agrees to obtain an agreement from any successor to assume and agree to honor and perform this Agreement. Notwithstanding anything to the contrary herein or in the Merger Agreement, neither any payments made under this Section 11, any management fees or incentive fees paid to Eureka Capital Partners, LLC, any payments made to Frederick Fialkow under the Consulting

Agreement, dated as of the date hereof, by and between the Company and Frederick Fialkow nor any compensation expense incurred in connection with any stock options issued to any officers, directors or employees of the Company shall be included for purposes of calculating the EBITDA of the Company under this Agreement.

                 (a)        For purposes of this Agreement, “Special Cause” shall mean: (i) the willful failure of Employee to perform any duties reasonably assigned to him pursuant to Paragraph 3 hereof, which failure is not cured by Employee within thirty days following written notice thereof from the Company or (ii) the commission by Employee of an act involving theft, dishonesty or any other wrongful action or conduct which materially damages the Company, its subsidiaries and affiliates, taken as a whole.

                 (b)        For purposes of this Agreement, a “Change in Control” shall have occurred if, after the Effective Date:

                              (i)        any “person”, as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (other than the Company, Angelo Gordon & Company, LP, Eureka Capital Partners, LLC (or any affiliate of Angelo Gordon & Company, LP or Eureka Capital Partners, LLC, as such term is defined in Rule 405 under the Securities Act of 1933) or any corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company), is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 50.1% or more of the combined voting power of the Company’s then outstanding securities;

                              (ii)        during any period of not more than two consecutive years (not including any period prior to the execution of this Agreement), individuals who at the beginning of such period constitute the Board, and any new director (other than a director designated by a person who has entered into an agreement with the Company to effect a transaction described in clause (a), (c) or (d) of this Paragraph) whose election by the Board or nomination for election by the Company’s shareholders was approved by a vote of at least a majority of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority thereof;

                              (iii)        the shareholders of the Company approve a merger or consolidation of the Company with any other corporation, which merger becomes effective under applicable state law, other than (A) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation or (B) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no “person” (as hereinabove defined) acquires more than 50% of the combined voting power of the Company’s then outstanding securities; or

                              (iv)        the shareholders of the Company approve an agreement, which is thereafter consummated, for the sale or disposition by the Company of all or substantially all of the Company’s assets.

        12.     Disclosure of Information and Restrictive Covenant. Employee acknowledges that, by his employment, he has been and will be in a confidential relationship with the Company and will have access to confidential information and trade secrets of the Company, its subsidiaries and affiliates. Confidential information and trade secrets include, but are not limited to, customer, supplier and client lists, price lists, marketing, distribution and sales strategies and procedures, operational and equipment techniques, business plans and systems, quality control procedures and systems, special projects and technological research, including projects, research and reports for any entity or client or any project, research, report or the like concerning sales or manufacturing or new technology, employee compensation plans and any other information relating thereto, and any other records, files, drawings, inventions, discoveries, applications, processes, data and information concerning the business of the Company which are not in the public domain. Employee agrees that in consideration of the execution of this Agreement by the Company:

                 (a)        Employee will not, during the Employment Term or at any time thereafter, use, or disclose to any third party, trade secrets or confidential information of the Company, including, but not limited to, confidential information or trade secrets belonging or relating to the Company, its subsidiaries, affiliates, customers and clients or proprietary processes or procedures of the Company, its subsidiaries, affiliates, customers and clients. Proprietary processes and procedures shall include, but shall not be limited to, all information which is known or intended to be known only to employees of the Company, its respective subsidiaries and affiliates or others in a confidential relationship with the Company or its respective subsidiaries and affiliates which relates to business matters.

                 (b)        Employee will not, during his employment and for a period of one (1) year from the last regular salary paycheck, directly or indirectly, under any circumstance other than at the direction and for the benefit of the Company, engage in or participate in any business activity, including, but not limited to, acting as a director, officer, employee, agent, independent contractor, partner, consultant, licensor or licensee, franchisor or franchisee, proprietor, syndicate member, shareholder or creditor or with a person having any other relationship with any other business, company, firm, occupation or business activity, in any geographic area within the United States that is, directly or indirectly, competitive with any business conducted by the Company or any of its subsidiaries or affiliates during the Employment Term or thereafter. Should Employee own 5% or less of the issued and outstanding shares of a class of securities of a corporation the securities of which are traded on a national securities exchange or in the over-the-counter market, such ownership shall not cause Employee to be deemed a shareholder under this Paragraph 12(b).

                 (c)        Employee will not, during his employment and for a period of one (1) year from the last regular salary paycheck, on his behalf or on behalf of any other business enterprise, directly or indirectly, under any circumstance other than at the direction and for the benefit of the Company, interfere with the business relationship of any creditor, supplier, officer, employee or agent of the Company or any of its subsidiaries or affiliates nor will the Employee solicit or induce any such person to curtail its relationship with or leave the employ of any of such entities. Employee will not, during his employment and for a period of one (1) year from the last regular salary paycheck, on his behalf or on behalf of any other business enterprise, directly or indirectly, under any circumstance other than at the direction and for the benefit of the Company, solicit any customer, subcontractor or other person with a customer or subcontractor relationship with the Company or any of its subsidiaries or affiliates to terminate, curtail or otherwise limit such customer relationship.

                 (d)        This Paragraph 12 and Paragraphs 13, 14 and 15 hereof shall survive the expiration or termination of this Agreement for any reason.

                 (e)        It is expressly agreed by Employee that the nature and scope of each of the provisions set forth above in this Paragraph 12 are reasonable and necessary. If, for any reason, any aspect of the above provisions as it applies to Employee is determined by a court of competent jurisdiction to be unreasonable or unenforceable, the provisions shall only be modified to the minimum extent required to make the provisions reasonable and/or enforceable, as the case may be. Employee acknowledges and agrees that his services are of a unique character and expressly grants to the Company or any subsidiary, successor or assignee of the Company, the right to enforce the provisions above through the use of all remedies available at law or in equity, including, but not limited to, injunctive relief.

                 (f)        The following shall constitute Good Reason for termination hereof by Employee, but shall not in any way be deemed to limit any other rights or remedies of Employee hereunder:

                              (i)        the assignment to Employee of any duties substantially inconsistent with the duties set forth in Paragraph 3 hereof and with the position in the Company that Employee held immediately prior to such termination, except as otherwise set forth in Paragraph 3, or a significant adverse alteration in the nature or status of Employee’s responsibilities or the conditions of such employment from those in effect immediately prior to such termination;

                              (ii)        a reduction by the Company in Employee’s Salary or Bonus Compensation as in effect on the Effective Date or as the same may be increased from time to time;

                              (iii)        the relocation of the Company’s offices at which Employee is principally employed immediately prior to such termination to a location more than 10 miles from such location, or the Company requiring Employee to be based anywhere other than the Company’s offices at such location except for required travel on the Company’s business;

                              (iv)        the failure by the Company to continue to provide Employee with benefits substantially similar to those enjoyed by Employee under any of the Company’s life insurance, medical, accident, disability or other employee benefit or compensation plans in which Employee was participating immediately prior to such termination, the taking of any action by the Company which would directly or indirectly materially reduce any of such benefits, or the failure by the Company to provide Employee with the number of paid vacation days to which Employee is entitled on the basis of years of service with the Company in accordance with the Company’s normal vacation policy in effect at the time of such termination; or

                              (v)        the failure by the Company to offer continued employment on substantially comparable terms to the Employee (for a period of at least one year) no later than 30 calendar days prior to the end of the Employment Term or no later than 30 calendar days prior to the end of any extension of the Employment Term pursuant to Paragraph 2.

                              (vi)        a breach by the Company of any material provision of this Agreement not embraced in the foregoing clauses (i)-(iv).

        13.     Company Property. (a) Any patents, inventions, discoveries, applications or processes, designs, devised, planned, applied, created, discovered or invented by Employee in the course of Employee’s employment under this Agreement and which pertain to any aspect of the Company’s or its respective subsidiaries’ or affiliates’ business shall be the sole and absolute property of the Company, and Employee shall make prompt report thereof to the Company and promptly execute any and all documents reasonably requested to assure the Company the full and complete ownership thereof.

                 (b)        All records, files, lists, including computer generated lists, drawings, documents, equipment and similar items relating to the Company’s business which Employee shall prepare or receive from the Company shall remain the Company’s sole and exclusive property. Upon termination of this Agreement, Employee shall promptly return to the Company all property of the Company in his possession. Employee further represents that he will not copy or cause to be copied, print out or cause to be printed out any software, documents or other materials originating with or belonging to the Company. Employee additionally represents that, upon termination of his employment with the Company, he will not retain in his possession any such software, documents or other materials.

        14.     Remedy. It is mutually understood and agreed that Employee’s services are special, unique, unusual, extraordinary and of an intellectual character giving them a peculiar value, the loss of which cannot be reasonably or adequately compensated in damages in an action at law. Accordingly, in the event of any breach of this Agreement by Employee, including, but not limited to, the breach of the non-disclosure, non-solicitation and non-compete clauses under Paragraph 12 hereof, the Company shall be entitled to equitable relief by way of injunction or otherwise in addition to damages the Company may be entitled to recover. In addition, the Company shall be entitled to reimbursement from Employee, upon request, of any and all reasonable attorneys’ fees and expenses incurred by it in enforcing any term or provision of this Agreement.

        15.     Representations and Warranties of Employee. (a) In order to induce the Company to enter into this Agreement, Employee hereby represents and warrants to the Company as follows: (i) Employee has the legal capacity and unrestricted right to execute and deliver this Agreement and to perform all of his obligations hereunder; (ii) the execution and delivery of this Agreement by Employee and the performance of his obligations hereunder will not violate or be in conflict with any fiduciary or other duty, instrument, agreement, document, arrangement or other understanding to which Employee is a party or by which he is or may be bound or subject; and (iii) Employee is not a party to any instrument, agreement, document, arrangement or other understanding with any person (other than the Company) requiring or restricting the use or disclosure of any confidential information or the provision of any employment, consulting or other services.

                 (b)        Employee hereby agrees to indemnify and hold harmless the Company from and against any and all losses, costs, damages and expenses (including, without limitation, its reasonable attorneys’ fees) incurred or suffered by the Company resulting from any breach by Employee of any of his representations or warranties set forth in Paragraph 15(a) hereof.

        16.     Notices. All notices given hereunder shall be in writing and shall be deemed effectively given when mailed, if sent by registered or certified mail, return receipt requested, addressed to Employee at his address set forth on the first page of this Agreement, with a copy to Joseph H. Neiman, Esq., 117 Central Avenue, Hackensack, NJ 07601, and to the Company at its address set forth on the first page of this Agreement, Attention: Chairman of the Board, with a copy to Dechert LLP, 30 Rockefeller Plaza, New York, NY 10112-2200, Attention: Charles Weissman, Esq. and Richard Goldberg, Esq., or at such address as such party shall have designated by a notice given in accordance with this Paragraph 16, or when actually received by the party for whom intended, if sent by any other means.

        17.     Entire Agreement. This Agreement constitutes the entire understanding of the parties with respect to its subject matter and no change, alteration or modification hereof may be made except in writing signed by the parties hereto. Any prior or other agreements, promises, negotiations or representations not expressly set forth in this Agreement are of no force or effect. In furtherance and not in limitation of the foregoing, this Agreement supersedes any and all prior employment agreements to which Employee and the Company (or any predecessor thereto) are parties, including, without limitation, the Employment Agreement dated as of November 1, 2001 between Employee and National Home Health Care Corp. and the Employment Agreement dated as of August 1, 2005 between Employee and National Home Health Care Corp., all of which prior agreements are hereby terminated and of no force or effect.

        18.     Severability. If any provision of this Agreement shall be unenforceable under any applicable law, then notwithstanding such unenforceability, the remainder of this Agreement shall continue in full force and effect.

        19.     Waivers, Modifications, Etc. No amendment, modification or waiver of any provision of this Agreement shall be effective unless the same shall be in writing and signed by each of the parties hereto, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

        20.     Assignment. Neither this Agreement, nor any of Employee’s rights, powers, duties or obligations hereunder, may be assigned by Employee. This Agreement shall be binding upon and inure to the benefit of Employee and his heirs and legal representatives and the Company and its successors and assigns. Successors of the Company shall include, without limitation, any corporation or corporations acquiring, directly or indirectly, all or substantially all of the assets of the Company, whether by merger, consolidation, purchase, lease or otherwise, and such successor shall thereafter be deemed “the Company” for the purpose hereof.

        21.     Applicable Law. This Agreement shall be deemed to have been made, drafted, negotiated and the transactions contemplated hereby consummated and fully performed in the State of New York and shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflicts of law rules thereof. Nothing contained in this Agreement shall be construed so as to require the commission of any act contrary to law, and whenever there is any conflict between any provision of this Agreement and any statute, law, ordinance, order or regulation, contrary to which the parties hereto have no legal right to contract, the latter shall prevail, but in such event any provision of this Agreement so affected shall be curtailed and limited only to the extent necessary to bring it within the legal requirements.

        22.     Jurisdiction and Venue. Except as set forth in paragraph 12(e), it is hereby irrevocably agreed that all disputes or controversies between the Company and Employee arising out of, in connection with or relating to this Agreement shall be exclusively heard, settled and determined by arbitration to be held in the City of New York, County of New York, in accordance with the Commercial Arbitration Rules of the American Arbitration Association then in effect. The parties also agree that judgment may be entered on the arbitrator’s award by any court having jurisdiction thereof and the parties consent to the jurisdiction of any court located in the City of New York, County of New York, for this purpose. In the event any arbitrator or court determines that the Company has committed a breach of this Agreement, the Employee shall not be entitled to any special, consequential or punitive damages and the Employee and the Company agree that the Employee’s damages shall be liquidated and limited to a maximum amount equal to his remaining Salary through the end of the Employment Term, the payment as set forth under Paragraph 11 hereof, the vesting of the Equity Interest as set forth in Schedule A and any prorated bonus.

        23.     Full Understanding. Employee represents and agrees that he fully understands his right to discuss all aspects of this Agreement with his private attorney, that to the extent, if any that he desired, he availed himself of this right, that he has carefully read and fully understands all of the provisions of this Agreement, that he is competent to execute this Agreement, that his agreement to execute this Agreement has not been obtained by any duress and that he freely and voluntarily enters into it, and that he has read this document in its entirety and fully understands the meaning, intent and consequences of this document which is that it constitutes an agreement of employment.

        24.     Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which taken together shall constitute one and the same agreement.

        IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

NATIONAL HOME HEALTH CARE CORP.

By: /s/ Steven Fialkow Name: Steven Fialkow Title: President

/s/ Robert P. Heller Robert P. Heller

ANNEX A

ADDENDUM TO EMPLOYMENT AGREEMENT:

Business Policies of National Home Health Care Corp.

        This addendum supplements and is hereby incorporated into the terms of the Employment Agreement to which this is attached. The Company has set forth in this addendum basic principles and standards of conduct that senior management of the Company are expected to follow in all respects. Every employee of the Company has a personal responsibility to abide by each of the standards. Each person, alone, is responsible for his actions. No one will be permitted to justify an illegal act by claiming it was ordered by someone higher in management. No one, regardless of level of position, is ever authorized to direct an employee to commit an illegal or unethical act.

        As a summary of basic principles, this addendum does not include all the rules and regulations that apply to every situation. The absence of a specific practice or instruction covering a particular situation does not relieve an employee from exercising the highest ethical standards applicable to the circumstances. If an employee has questions as to what the proper course of conduct should be in any given situation, consult the Chairman of the Board of the Company and the Company’s legal counsel.

        Violations of the guidelines set forth below can result in disciplinary action, including dismissal, and possible criminal prosecution.

        Any reprisal against an employee who is good faith reports a violation or suspected violation of law or company policies is strictly forbidden.

        1.        It is the Company’s policy to comply fully with the law. We should avoid even the appearance of wrongdoing and, at all times, should conduct our business according to the highest ethical standards.

        Since the Company is a home health care company, there are many state and federal laws and regulations which affect and define the responsibilities of each employee. These laws and regulations must be adhered to at all times. If there is ever any doubt on the part of an employee about the meaning of a law or regulation the employee must check with corporate counsel or special counsel. The employee is responsible for designing, implementing and monitoring quality control programs to assure that Company policies are being followed and that all personnel are in compliance. In connection with any compliance program, it is vital that the employee be sure that no falsification of records be allowed and the employee must undertake to have programs developed to assure that this does not happen.

        2.        The Company shall not tolerate any unfair competition. Additional guidelines relating to this general policy are:

-	do not interfere with contracts made between a prospective customer and a competitor.

-	never engage in commercial bribery.

-	do not disparage a competitor's services.

-	be accurate and truthful in all dealings with customers and be careful not to misrepresent the state and qualify, features or availability of our services.

        3.        The Company awards business to suppliers solely on merit. No employee should have any relationship, financial or otherwise, with any supplier or competitor that might be construed as a conflict of interest or that might even appear to impair his or her independent judgment on behalf of the Company. Gifts, loans or any other thing of significant value should not be accepted or solicited, even indirectly.

        4.        Each employee’s primary obligation is to the Company, and, therefore, any form of outside activity must be kept totally separate from employment with the Company. No outside activity should involve the use of Company assets, materials or facilities.

        5.        No employee may use his or her position in the Company for outside gain or benefit, nor should any employee use property or other confidential or private confidential information in any outside activity.

        6.        The law requires that the Company’s books and records accurately and fairly reflect transactions in reasonable detail, and that the Company’s internal accounting controls provide reasonable assurances that:

-	transactions are carried out in an authorized matter.

-	transactions have been reported and recorded to permit correct preparation of financial statements and to maintain accurate records of assets. Access to assets is in accordance with management’s authorization.

-	inventories of assets are taken periodically and appropriate action is taken to correct discrepancies.

        7.        Every employee who has control over Company funds is personally accountable for such funds. There are no exceptions to this rule.

        When spending Company money or personal money that will be reimbursed, or requesting services that will cause Company money to be spent, the employee involved should make sure the Company received proper value in return and should be sure the expenditure is for a legitimate business purpose,

        Anyone responsible for the handling of Company revenue, and the associated records and materials, is accountable for their safe keeping.

        8.        The Company categorically forbids the use of corporate funds for the support of political parties or candidates. No employee is authorized to make or approve such a contribution.

        9.        Company business records must always be prepared accurately and reliably, since they are of critical importance to the Company’s meeting its financial, legal and management obligations.

        10.        Records containing personal data on patients and the Company’s employees are confidential. As such, they are to be carefully safeguarded and kept current and accurate. They should be disclosed only to authorized personnel having a “need to know” or pursuant to lawful processes. Should you have any questions about disclosure, consult with the Company’s legal counsel before disclosing.

        11.        When a dishonest act by an employee is discovered it should be reported immediately and directly to the Chairman of the Board of the Company.

        12.        The Company encourages employees to participate in its future by investing in its securities. However, should the Company have publicly traded securities, in trading in Company securities each employee should be aware that it is illegal (and may result in civil or criminal penalties) to buy or sell Company securities while in possession of material non-public information about the Company.

        Material information can be anything that could have actual significance in an investor's decision such as acquisition plans, dividends, earnings, new contracts, products, major regulatory, court or legislative events and major management changes or other business plans. Employees aware of such information prior to its being made public should not buy or sell Company securities until the information has been made public.

        Employees should not trade in the securities of other companies when they know material non-public information about these companies which they learn as part of their job. For example, an employee may learn that another company is being considered for a major contract or any other information which could have actual significance in an investor’s decision about the securities of the other company.

        Employees should keep any such information about the Company or any other company secret and use it only for Company purposes, because it is unlawful to “tip” others who may buy or sell such securities, even though the tipper does not.

        Some types of trading – even if innocent – could appear to the public and to public officials to be based on the misuse of inside information concerning the Company. To avoid even an appearance of impropriety, employees are not to engage in short term speculation in company securities (that is, the purchase and sale on the open market within a six month period). Nor should an employee engage in any transaction when he stands to profit due to the short term savings in the value of the Company’s securities. An example of this type of trading includes “short sales” (selling borrowed securities which the seller hopes can be purchased at a lower price when they are due for delivery.

Schedule A
Vesting of Profits Interest

Time Vesting Profits Interest

•	2/15 of the Profits Interest shall vest on the Effective Date; and
•	5/15 of the Profits Interest shall vest 20% per year over each of the five subsequent anniversaries of the Effective Date.

Performance Vesting Profits Interest

•	3/15 of the Profits Interest shall vest if (i) Angelo Gordon & Company, LP, (or any affiliate of Angelo Gordon & Company, LP) achieves a return of 3 times the Contributed Capital of Angelo Gordon & Company, LP and its affiliates (the “AG Investors”), and (ii) Eureka Capital Partners, LLC (or any affiliate of Eureka Capital Partners, LLC) achieves a return of 3 times the Contributed Capital of Eureka Capital Partners, LLC and its affiliates (the “Eureka Investors”);
•	5/30 of the Profits Interest shall vest if (i) Angelo Gordon & Company, LP, (or any affiliate of Angelo Gordon & Company, LP) achieves a return of 3.75 times the Contributed Capital of the AG Investors and (ii) Eureka Capital Partners, LLC (or any affiliate of Eureka Capital Partners, LLC) achieves a return of 3.75 times the Contributed Capital of the Eureka Investors; and
•	5/30 of the Profits Interest shall vest if (i) Angelo Gordon & Company, LP, (or any affiliate of Angelo Gordon & Company, LP) achieves a return of 4.5 times the Contributed Capital of the AG Investors and (ii) Eureka Capital Partners, LLC (or any affiliate of Eureka Capital Partners, LLC) achieves a return of 4.5 times the Contributed Capital of the Eureka Investors.

Vesting of Profits Interest on Termination

•	In the event the Employee is terminated for Non-Performance, the Employee shall receive only the Profits Interest that has vested at the time of such Termination.
•	Upon a Change in Control, the Employee shall receive full vesting on all Time Vesting Profits Interest and full vesting on all Performance Vesting Profits Interest to the extent the above return of Contributed Capital thresholds have been met immediately after giving effect to such Change in Control.

EXECUTION VERSION

Schedule B

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